UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PORTAL SOFTWARE, INC.

(Name of subject company (Issuer))

POTTER ACQUISITION CORPORATION

ORACLE SYSTEMS CORPORATION

ORACLE CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	736126301
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.

Senior Vice President, General Counsel & Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

(650) 506-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Bartley C. Deamer, Esq.

Bingham McCutchen LLP

1900 University Avenue

East Palo Alto, California 94303

(650) 849-4400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$250,194,789	$26,771

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $4.90 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$26,771	Filing Party:	Potter Acquisition Corporation, Oracle Systems Corporation and Oracle Corporation

Form of Registration No.:	Schedule TO	Date Filed:	April 25, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2006, amends and supplements the Tender Offer Statement on Schedule TO filed on April 25, 2006 (the “Initial Statement”), and relates to the offer by Potter Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all outstanding shares of Common Stock, par value $0.001 per share, and the associated preferred stock purchase rights (together, the “Shares”) of Portal Software, Inc., a Delaware corporation (the “Company”), for $4.90 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 11, 2006 (the “Merger Agreement”), among Offeror, Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9, and Item 11.

1. In the “Summary Term Sheet” portion of the Offer to Purchase, the penultimate paragraph under the summary entitled “Conditions to the Tender Offer” is amended and restated in its entirety as follows:

“The foregoing conditions are for the sole benefit of Oracle Systems Corporation and Potter Acquisition Corporation and, subject to the terms and conditions of the merger agreement, may be waived by Oracle Systems Corporation or Potter Acquisition Corporation, in whole or in part, at any time and from time to time prior to the expiration date of the tender offer or any extension thereof pursuant to the merger agreement (provided that all conditions to the tender offer other than those dependent upon receipt of government approvals must be satisfied or waived prior to the expiration date of the tender offer or any extension thereof), in the sole discretion of Oracle Systems Corporation or Potter Acquisition Corporation; provided, however, that the Minimum Condition can only be waived with the prior written consent of the Company. The failure by Oracle Systems Corporation or Potter Acquisition Corporation at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration date of the tender offer or any extension thereof pursuant to the merger agreement.”

2. In the “Questions and Answers” portion of the Offer to Purchase, the final paragraph under the question entitled “What are the most significant conditions to the tender offer?” is amended and restated in its entirety as follows:

“The foregoing conditions are for the sole benefit of Oracle Systems Corporation and Potter Acquisition Corporation and, subject to the terms and conditions of the merger agreement, may be waived by Oracle Systems Corporation and Potter Acquisition Corporation, in whole or in part, at any time and from time to time prior to the expiration date of the tender offer or any extension thereof pursuant to the merger agreement (provided that all conditions to the tender offer other than those dependent upon receipt of government approvals must be satisfied or waived prior to the expiration date of the tender offer or any extension thereof), in the sole discretion of Oracle Systems Corporation and Potter Acquisition Corporation; provided, however, that the minimum condition can only be waived with the prior written consent of the Company. The failure by Oracle Systems Corporation and Potter Acquisition Corporation at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration date of the tender offer or any extension thereof pursuant to the merger agreement. See Section 15 entitled “Conditions to the Offeror’s Obligations” of this Offer to Purchase.”

3. In the “Questions and Answers” portion of the Offer to Purchase, the final paragraph under the question entitled “What are the material United States federal income tax consequences of tendering shares?” is amended and restated in its entirety as follows:

“We recommend that you consult your own tax advisors as to the particular tax consequences to you of the tender offer and the merger, including the effect of United States, federal, state and local tax laws or foreign tax laws.”

4. The penultimate paragraph in Section 2 of the Offer to Purchase entitled “Acceptance for Payment and Payment for Shares” is amended and restated in its entirety as follows:

“If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), promptly after the expiration, termination or withdrawal of the Offer.”

5. The last paragraph of the subsection entitled “Financial and Other Information” in Section 8 of the Offer to Purchase entitled “Certain Information Concerning the Company” is amended and restated in its entirety as follows:

“In its disclosures to Oracle, the Company stated that in conjunction with its fiscal year 2005 audit it was re-examining selected transactions within its audited financial statements for fiscal year 2003 and fiscal year 2004. The Company disclosed that it will make a final determination regarding these financial statements and whether they must be restated at such time as it files its Annual Report on Form 10-K for the fiscal year ended January 28, 2005. The Company further disclosed that the incremental review procedures performed to date on its fiscal year 2003 and fiscal year 2004 audited financial statements did not uncover any material inaccuracies. As more fully described in Annex II to this Offer to Purchase, the Company informed Oracle that both the re-examination of the Company’s audited financial statements for fiscal year 2003 and fiscal year 2004 and the adjustments to the fiscal 2005 financial statements resulted from the identification by the Company’s management of multiple material weaknesses in its internal controls and disclosure controls. The Company informed Oracle that errors in the fiscal 2005 financial statements were identified through additional substantive procedures performed by the Company to validate its financial statements.”

6. The subsection entitled “Late Filings and Delisting from Nasdaq” in Section 8 of the Offer to Purchase entitled “Certain Information Concerning the Company” is amended and supplemented with the following paragraph:

“The Company has not filed any periodic reports since April 25, 2005, when it filed a Form 10-Q for the quarterly period ended October 31, 2004 and no audited financial statements are available for fiscal years 2005 and 2006.”

7. The subsection entitled “Background of the Transaction” in Section 11 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company” is amended and supplemented by adding the following paragraph after the paragraph beginning “During October 2005”:

“In November 2005, the Company’s financial advisor contacted Oracle to discuss Oracle’s interest in acquiring the Company. Oracle indicated a desire to explore a possible acquisition of the Company. These discussions were governed by the confidentiality agreement referenced in the first paragraph of this subsection.”

8. The paragraph beginning “On February 17, 2006” in the subsection entitled “Background of the Transaction” in Section 11 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company” is amended and restated as follows:

“On February 17, 2006, Oracle was informed that it would not be selected to be included in continuing due diligence with respect to the Company. On or about February 27, 2006, Oracle agreed to eliminate a number of the closing conditions set forth in its proposal of February 15, 2006 in exchange for the ability to continue to conduct further due diligence. The closing conditions that Oracle agreed to eliminate included: (i) the filing of the Company’s fiscal year 2005 Annual Report on Form 10-K; (ii) the Company’s obtaining a release of any agreed upon encumbrances on its assets; (iii) the absence of any significant change in the Company’s cash position; (iv) the Company’s repayment of all outstanding debt; (v) the completion of real estate restructuring for the two buildings leased by the Company in Cupertino, California; (vi) the delivery of a legal opinion by the Company’s outside counsel; and (vii) a limit on transaction fees and expenses. During the weeks of February 27, 2006 and March 6, 2006, Oracle approached the Company regarding additional due diligence requests in an effort to improve its indication of interest. After some discussion with Oracle regarding Oracle’s willingness to increase its proposed offer price, the Company granted Oracle access to the Company’s due diligence materials and the Company’s management continued its due diligence discussions with Oracle.”

9. The subsection entitled “Background of the Transaction” in Section 11 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company” is amended and supplemented by adding the following paragraph after the paragraph beginning “On February 17, 2006”:

“During the weeks of February 27, 2006 and March 6, 2006, Oracle approached the Company regarding additional due diligence requests in an effort to improve its indication of interest. After some discussion with Oracle regarding its willingness to increase its proposed offer price, the Company granted Oracle access to the Company’s due diligence materials and the Company’s management continued its due diligence discussions with Oracle.”

10. The subsection entitled “Background of the Transaction” in Section 11 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company” is amended and supplemented by adding the following paragraph after the paragraph beginning “On March 28, 2006”:

“On March 29, 2006, the Company’s management executed Oracle’s indication of interest, thereby agreeing to enter into exclusive negotiations with Oracle regarding a sale transaction. Under the terms of the indication of interest, the exclusivity provisions would remain in effect from March 29, 2006 until the later to occur of (a) April 10, 2006 and (b) the date that was 10 days after and excluding the date on which the Company provided Oracle with written notice that the Company was terminating discussions regarding the transaction and the Offer. Among other provisions, Oracle’s indication of interest also required that Messrs. Labuda, Gorti and Aronson amend their CIC Agreements such that changes in title, reporting responsibility and other administrative aspects of their employment as a result of being hired by Oracle following an acquisition would not trigger payment obligations under such agreements.”

11. The penultimate paragraph of the subsection entitled “Background of the Transaction” in Section 11 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company” is amended and restated as follows:

“In the evening of April 10, 2006, the Company’s financial advisor communicated to Oracle that the Company required a minimum purchase price of $5.00 per share, but Oracle responded that it would not increase its price above $4.90 per share, but would drop its remaining issues with the merger agreement and the tender and voting agreements for the transaction at that price per share. The remaining issues that Oracle agreed to drop included: (i) Oracle’s objection to the expansion of the definition of “Expiration Date” in the tender and voting agreements to cover any amendment or change to the merger agreement (without the signatory’s consent) that decreases the offer price or materially and adversely affects the signatory; (ii) the need for specific exceptions to the general carveout in the lead-in paragraph of the representations and warranties section (Article IV) of the merger agreement for matters disclosed in certain SEC filings; (iii) the Company’s software code cleanup being a condition to the Offer or the Merger and (iv) the need for any third-party consents as a condition to the Offer.”

12. The last paragraph of the subsection entitled “Background of the Transaction” in Section 11 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company” is amended and restated as follows:

“On April 11, 2006, the Company and Parent executed the merger agreement and rights amendment, Parent and the signatories to the tender and voting agreements executed such tender and voting agreements, and Oracle USA, Inc. and Messrs. Labuda, Gorti and Aronson entered into the Retention Agreements.”

13. The title of Section 15 of the Offer to Purchase and all references to such title in the Initial Statement and exhibits thereto, including the Offer to Purchase, are amended and restated in their entirety as follows:

“Conditions to Offeror’s Obligations”.

14. The last paragraph on Section 15 of the Offer to Purchase entitled “Conditions to Offeror’s Obligations” is amended and restated in its entirety as follows:

“The foregoing conditions are for the sole benefit of Parent and Offeror and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent or Offeror, in whole or in part, at any time and from time to time prior to the Expiration Date (provided that all conditions to the Offer other than those dependent upon receipt of government approvals must be satisfied or waived prior to the Expiration Date) in the sole discretion of Parent or Offeror; provided, however, that the Minimum Condition can only be waived with the prior written consent of the Company. The failure by Parent or Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Expiration Date.”

15. The last sentence of the first paragraph of the subsection entitled “Antitrust” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended and restated in its entirety as follows:

“Oracle filed its Form with the Division and the FTC on April 28, 2006. On May 8, 2006, the FTC notified Oracle that the FTC and the Division granted early termination of the waiting period.”

16. The second sentence of the second paragraph of the subsection entitled “Antitrust” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended and restated in its entirety as follows:

“Oracle filed the German Notification on April 26, 2006.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

POTTER ACQUISITION CORPORATION

By:	/S/ DANIEL COOPERMAN

Name:	Daniel Cooperman
Title:	President and Chief Executive Officer

ORACLE SYSTEMS CORPORATION

By:	/S/ SAFRA A. CATZ

Name:	Safra A. Catz
Title:	President and Chief Financial Officer

ORACLE CORPORATION

By:	/S/ SAFRA A. CATZ

Name:	Safra A. Catz
Title:	President and Chief Financial Officer

Dated May 12, 2006